Matthew E. Garth Senior Vice President – Finance Chief Financial Officer Minerals Technologies Inc. 622 Third Avenue, 38th Floor New York, NY 10017-6707 Tel: (212) 878-1805 Fax: (212) 878-1802

January 10, 2019

Via EDGAR

Office of Manufacturing and Construction
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re: Minerals Technologies Inc.

Ladies and Gentlemen:

On behalf of Minerals Technologies Inc. (the “Company”), I hereby transmit for filing this letter in response to the comments of the Staff of the Securities and Exchange Commission dated December 26, 2018 regarding the Company’s Form 10-K for the year ended December 31, 2017.

For your convenience, I have set forth below in bold your numbered comments in their entirety followed by the responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.
We note that on your website, you identify Tredex Syria Ltd. as your distributor located in Syria, and Specialty Minerals Inc. as your distributor for North Korea and Sudan. Syria, North Korea and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about Syria, North Korea and Sudan in the Form 10-K. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, North Korea and Sudan, including contacts with the governments of those countries, whether through subsidiaries, distributors or other direct or indirect arrangements.

The Company takes seriously its obligations to comply with applicable U.S. export controls and sanctions laws and dedicates significant resources to upholding its commitment to such compliance.  In response to the Staff’s comment, we have reviewed available records and made appropriate inquiries.  We have not had any sales to Syria, North Korea or Sudan.  Further, to our knowledge, we do not have any current contacts nor have we had any contacts in at least the past ten years with Syria, North Korea or Sudan, including with their governments, whether through subsidiaries, distributors, or other direct or indirect arrangements.  In addition, we do not anticipate any future contacts with these countries.

We respectfully advise the Staff that the list of distributors for the Company’s PCC and processed minerals products on the Company’s website erroneously included information relating to Syria, North Korea and Sudan.  The Company previously used a Saudi Arabian-based distributor, Reda Chemicals, for sales of such products in the Middle East, and we believe that the reference to Tredex Syria Ltd. is an erroneous reference to a Reda Chemicals affiliate.  However, Reda Chemicals was never authorized to distribute our products to Syria, nor do we have any other distributors authorized to distribute our products to Syria.  Our distribution arrangement with Reda Chemicals is now terminated.  With respect to the references to North Korea and Sudan, our website included applicable contact information of our subsidiary, Specialty Minerals Inc., for all countries for which we did not have an authorized third-party distributor.  We inadvertently included North Korea and Sudan among those countries. We have since removed from our website the entire distributor list, and if it is replaced it will be corrected to remove the references to Syria, North Korea and Sudan.

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We thank you for the opportunity to respond to your comments. Please contact me at 212-878-1805 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Matthew E. Garth

Matthew E. Garth
Senior Vice President-Finance and Treasury and Chief Financial Officer

Cc:	Thomas J. Meek, Senior Vice President, General Counsel, Secretary and Chief Compliance Officer, Minerals Technologies Inc.